King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

April 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	EVO Payments, Inc.

    Amendment No. 5 to

    Draft Registration Statement on Form S-1

    Submitted February 13, 2018

    CIK No. 0001704596

Dear Ms. Ransom:

On behalf of our client, EVO Payments, Inc. (the “Company”), we are transmitting via EDGAR with this letter for submission under the Securities Act of 1933, as amended (the “Securities Act”), the Company’s Registration Statement on Form S-1 (the “Registration Statement”), together with the exhibits thereto. This letter, together with the changes reflected in the Registration Statement, respond to the Staff’s comments contained in its letter dated March 9, 2018. The Registration Statement also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Registration Statement. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

April 25, 2018

Summary historical and unaudited pro forma consolidated financial and other data, page 21

1.	We note your disclosure in the Consolidated Balance Sheet Data as of September 30, 2017 presented on page 23 of an amount captioned “Net debt”. We note similarly captioned amounts in Selected Financial Data, in the Consolidated Balance Sheet Data as of September 30, 2017 and December 31, 2016 presented on page 82. These amounts are described in footnote (7) on page 24 and footnote (6) on page 82 as being calculated as total debt minus cash on hand, excluding merchant settlement cash in transit and other merchant reserve cash at each respective balance sheet date. Please tell us in more detail why the amount of cash on hand that you have disclosed in these footnotes is so much less than the cash and cash equivalents reflected on your balance sheets. Also tell us how you considered whether this net debt metric is a non-GAAP metric and why you think it is meaningful and appropriate to present this metric as it is currently calculated.

The Company’s cash on hand used to calculate net debt excludes cash for merchant settlement and cash for other merchant reserves that are held in the Company’s bank account and included in the Company’s cash and cash equivalents disclosed in its consolidated balance sheet at each balance sheet date. For cash held for merchant settlement, this cash is only temporarily in the Company’s bank accounts as it is in transit to a merchant customer. For cash held for other merchant reserves, this cash is held by the Company on behalf of a merchant customer to cover potential chargebacks and losses. As a result, cash held for merchant settlement and other merchant reserves is not considered by the Company when evaluating its resources available to fund operations or when paying indebtedness. The Company believes calculating its net debt after excluding these cash amounts gives a more meaningful picture of the Company’s actual level of indebtedness.

The Company considers net debt as disclosed to be a non-GAAP metric and has revised the disclosure on page 24 of the Registration Statement to include information on the use of this measure in response to the Staff’s comment.

Financial Statements, page F-1

2.	Please update the financial statements and other financial information included in your filing in accordance with Rule 3-12 of Regulation S-X.

The Company has revised the financial disclosure contained in the Registration Statement in accordance with Rule 3-12 of Regulation S-X.

*        *         *        *

Securities and Exchange Commission

April 25, 2018

If we can be of any assistance in explaining these responses or the changes in the Registration Statement, please contact me at (404) 572-3517 or by email (ktownsend@kslaw.com) or Zach Cochran at (404) 572-2784 or by email (zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Jennifer Thompson

Sondra Snyder

Scott Anderegg

(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

Steven J. de Groot

(EVO Payments, Inc.)

Zachary L. Cochran

(King & Spalding LLP)